                                              Filed Pursuant to Rule 424(b)(5)
                                              Registration No. 333-76535

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 20, 2001)

                                  $800,000,000

                                                                LOGO

                                   ALCAN INC.

                     $400,000,000 6.45% DEBENTURES DUE 2011

                     $400,000,000 7.25% DEBENTURES DUE 2031
                               ------------------

                 Interest payable on March 15 and September 15

                               ------------------

The Debentures Due 2011 will mature on March 15, 2011 and the Debentures Due 2031 will mature on March 15, 2031. The Company may redeem at any time, in whole or in part, the Debentures Due 2011 and the Debentures Due 2031 at the redemption price described herein.

                               ------------------

       DEBENTURES DUE 2011 -- PRICE 99.748% AND ACCRUED INTEREST, IF ANY

       DEBENTURES DUE 2031 -- PRICE 99.241% AND ACCRUED INTEREST, IF ANY

                               ------------------

                                           PRICE TO               UNDERWRITING             PROCEEDS TO
                                            PUBLIC                COMMISSIONS                COMPANY
                                   ------------------------ ------------------------ ------------------------
Per Debenture Due 2011...........          99.748%                   .650%                   99.098%
  Total..........................        $398,992,000              $2,600,000              $396,392,000
Per Debenture Due 2031...........          99.241%                   .875%                   98.366%
  Total..........................        $396,964,000              $3,500,000              $393,464,000

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The Underwriters expect to deliver the Debentures to purchasers on March 23, 2001.

                               ------------------
MORGAN STANLEY DEAN WITTER
           CREDIT SUISSE FIRST BOSTON
                       RBC DOMINION SECURITIES
                                   SALOMON SMITH BARNEY
                                            SCOTIA CAPITAL
                                                    CIBC WORLD MARKETS
                                                            TD SECURITIES

March 20, 2001

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                            PAGE
                                                            ----
The Company...............................................   S-3
Recent Developments.......................................   S-3
Use of Proceeds...........................................   S-7
Capitalization............................................   S-7
Description of the Debentures.............................   S-7
United States Taxation....................................  S-10
Underwriters..............................................  S-10
Legal Opinions............................................  S-11

                                   PROSPECTUS

                                                            PAGE
                                                            ----
About this Prospectus.....................................    2
Where You Can Find More Information.......................    2
The Company...............................................    3
Use of Proceeds...........................................    3
Ratios of Earnings to Fixed Charges and Earnings to
  Combined Fixed Charges and Preferred Stock Dividends....    4
Description of Debt Securities............................    4
Description of Share Capital..............................   10
Tax Consequences..........................................   13
Experts...................................................   14
Legal Opinions............................................   15
Plan of Distribution......................................   15
Forward Looking Statements................................   15

                                  THE COMPANY

     We are a Canadian corporation which, together with our subsidiaries, related companies and joint ventures, is engaged, on an international scale, in most aspects of the aluminum and specialty packaging businesses. Our operations include:

     -  the mining and processing of bauxite, the basic aluminum ore;

     -  the refining of bauxite into alumina;

     -  the generation of electricity for use in smelting aluminum;

     -  the smelting of aluminum from alumina;

     -  the recycling of used and scrap aluminum;

     - the fabrication of aluminum, aluminum alloys and non-aluminum materials into semi-finished and finished products;

     - the production and conversion of specialty packaging and packaging products for many industries including the food, pharmaceutical, cosmetic, personal care and tobacco sectors;

     - the distribution and marketing of aluminum, non-aluminum and packaging products; and

     - in connection with our aluminum operations, the production and sale of industrial chemicals.

     We operate our business internationally and we:

     -  have bauxite holdings in six countries;

     -  produce alumina in five countries;

     -  smelt primary aluminum in seven countries;

     -  operate aluminum fabricating plants in 16 countries;

     -  have packaging facilities in 14 countries;

     - have sales outlets and maintain warehouse inventories in the larger markets of the world;

     - operate a global transportation network that includes freight trains, bulk cargo vessels and port facilities; and

     -  employ 53,000 people and have operations in 40 countries.

     Our principal executive offices are located at 1188 Sherbrooke Street West, Montreal, Quebec, Canada H3A 3G2, and our telephone number is (514) 848-8000.

                              RECENT DEVELOPMENTS

RECENT OPERATING RESULTS

     We reported fourth quarter consolidated net income of $110 million compared to $193 million in the fourth quarter of 1999, and $181 million in the previous quarter. For the full year, we had net income of $618 million compared to $460 million in 1999, an increase of 34%.

     Our results for the fourth quarter of 2000 include those of the former Alusuisse Group Ltd. ("algroup") with whom we merged in October 2000, as well as non-cash merger related charges of $60 million net of taxes. The charges are comprised of depreciation and amortization of asset revaluation and goodwill of $35 million, and a one-time inventory adjustment of $25 million.

     We also included net non-operating charges of $3 million in the fourth quarter of 2000. These charges are comprised of rationalization charges of $18 million in respect of the closure of foil operations at Rogerstone in the U.K., and asset write-offs of $6 million, partly offset by favorable tax adjustments of $21 million, including the revaluation of deferred taxes. Our prior year quarter included net non-operating gains of $37 million and the third quarter of 2000 included a net non-operating gain of $34 million.

     Excluding non-operating items and merger related charges, net income for the fourth quarter of 2000 was $173 million, compared to net income of $156 million for the fourth quarter of 1999, and to $147 million for the third quarter of 2000.

     The following table presents our summary financial and statistical results for the third and fourth quarters of 2000, the fourth quarter of 1999 and the full years of 2000 and 1999.

                                                           FOURTH           FULL         THIRD
                                                           QUARTER          YEAR        QUARTER
                                                        -------------   -------------   -------
                                                        2000    1999    2000    1999     2000
                                                        -----   -----   -----   -----   -------
Results of Operations ($ millions) (1)
  Sales and operating revenues.......................   3,182   1,906   9,148   7,324    1,979
  Net income.........................................     110     193     618     460      181
Shipments (thousands of tonnes)
  Ingot products (2).................................     374     218     974     859      203
  Rolled products....................................     478     406   1,855   1,609      450
  Conversion of customer-owned metal.................      76      87     328     315       87
Aluminum used in engineered products & packaging
  (thousands of tonnes)..............................     138      74     352     302       84
                                                        -----   -----   -----   -----    -----
Total aluminum volume................................   1,066     785   3,509   3,085      824
Ingot product realizations
  ($ per tonne)......................................   1,585   1,643   1,667   1,511    1,726
Rolled product realizations (3)
  ($ per tonne)......................................   2,516   2,366   2,455   2,209    2,420
Average London Metal Exchange 3-month
  Price ($ per tonne)................................   1,527   1,534   1,567   1,388    1,587

---------------
(1) Third and fourth quarter results are unaudited, and the 1999 and 2000 full year results are derived from the 1999 and 2000 audited consolidated financial statements, respectively. The full year 2000 results have not yet been filed with the Securities and Exchange Commission.

(2) Includes primary and secondary ingot and scrap, as well as shipments resulting from metal trading activities.

(3)  Excluding conversion of customer owned metal.

     Total aluminum volume reached a level of 1,066 thousand tonnes in the fourth quarter of 2000, compared to 785 thousand tonnes a year earlier and to 824 thousand tonnes in the preceding quarter. This volume includes shipments of ingot and rolled products, conversion of customer-owned metal, and aluminum used in engineered products and packaging. The increase is due primarily to the inclusion of algroup.

     Average ingot product realizations of $1,585 per tonne declined 4% from the year-ago quarter against a relatively flat London Metal Exchange price. Ingot realizations declined 8% from the third quarter against a 4% decline in the London Metal Exchange price. For both periods, this decline resulted mainly from a less favorable sales mix, offset in part by the time lag of about one month in pricing ingot products to customers.

     Rolled product realizations, at $2,516 per tonne, were 6% higher than last year, and 4% higher than in the preceding quarter, due mainly to a favorable change in product mix resulting from the inclusion of algroup.

APPOINTMENT OF NEW CHIEF EXECUTIVE OFFICER

     On February 26, 2001 we announced the appointment of Mr. Travis Engen as our president and chief executive officer, effective as of March 12, 2001. Mr. Engen joins us from ITT Industries where he has served as the chairman and chief executive officer. He joined ITT Industries in 1985 as president and general manager of ITT Avionics. He was selected as ITT Industries' chief executive in June 1995 when the ITT Corporation Board of Directors voted to split the company into three independent publicly-held entities. Travis Engen has served on our board of directors since 1996.

CHANGE OF NAME

     Effective March 1, 2001, we changed our legal name from Alcan Aluminium Limited to Alcan Inc.

MERGER WITH ALGROUP

     We completed our merger with algroup in October 2000. The merger was recorded under the purchase method of accounting, in a transaction which valued algroup at $5.6 billion. This included our issuance of 115.4 million shares of common stock having a market value of $3.5 billion and algroup's debt of $2.1 billion. algroup, a diversified industrial enterprise whose activities are focused on aluminum and packaging, operates in over 30 countries and has approximately 23,100 employees worldwide.

     algroup's aluminum business covers all stages of primary aluminum production, from its bauxite mine and alumina refinery in Australia, to its smelters in Iceland, Norway and Switzerland, as well as its anode plant in the Netherlands. In fabricated products, algroup produces a wide range of value-added products with particular focus on automotive and mass transportation products, as well as special products for the industrial and building markets.

     algroup's packaging activities include producing and converting flexible packaging materials for the food and beverage markets, supplying multinational customers for their branded products with tailor-made packaging solutions in a range of materials from aluminum to plastics and paper and supplying the global pharmaceutical and cosmetic industries with a wide range of products including blister pouches, vials, glass and plastic containers, tubing glass, as well as folding cartons. algroup is also a leading manufacturer of folding cartons and flexible packaging materials serving major tobacco customers worldwide.

     On a pro forma basis, our revenues for 2000 combined with those of algroup were approximately $13.1 billion. As a result of the merger and the related efficiencies and opportunities, we are now a leader in both the aluminum and packaging industries with facilities worldwide. The addition of algroup's low-cost alumina assets allows us to further advance our low-cost position. Now, over half of our smelter capacity is in the lowest third of the industry's cost curve. In aluminum fabrication, we have enhanced our strong global position in low-cost, high-quality rolled products with world-class facilities in North and South America, Europe and Asia. We are now a leading supplier of aluminum-engineered products to the automotive industry. algroup was already a global leader in flexible and specialty packaging, and our foil business in Europe, North and South America strengthens this position. In addition, we anticipate synergies from our merger with algroup.

     In connection with our merger with algroup, we have reorganized our operating structure into four segments: primary metal; aluminum fabrication, Americas and Asia; aluminum fabrication, Europe; and packaging.

PRIMARY METAL

     Our primary metal operating segment focuses our global bauxite, alumina, power generation and smelting assets on the production of primary, value-added ingot in the form of sheet, billet, wire bar and foundry products. We have 15 smelters in seven countries with 2.2 million tonnes of ultimate rated capacity, including our new aluminum smelter in Alma, Quebec which is scheduled to be completed in September 2001. We also have eight alumina plants in five countries with 5.3 million tonnes of annual capacity, including specialty chemicals, and nine bauxite mines in six countries with 422 million tonnes of proven ore reserves. Our strategic priorities for this operating segment include aggressively pursuing the merger synergies, accelerating the start-up of our new Alma, Quebec smelter, capitalizing on opportunities to reduce procurement costs, further enhancing our safety record, setting new standards of environmental performance and improving profits.

ALUMINUM FABRICATION, AMERICAS AND ASIA

     Our Americas and Asia aluminum fabrication operating segment provides high-quality sheet and light gauge rolled products as well as rod, cable, wire extrusions and engineered cast products to customer-partners that range from the building and construction industry to major auto makers and global manufacturers of beverage cans. We have 17 rolled sheet and light gauge product plants and 11 engineered product plants operating in a total of seven countries, and in 2000, we fabricated 1.6 million tonnes of aluminum products, including conversion of customer-owned metal. Our strategic priorities for this operating segment include continuing to strengthen our position in the automotive sector, and continuing to aggressively pursue manufacturing excellence and superior service solutions.

ALUMINUM FABRICATION, EUROPE

     Our European aluminum fabrication operating segment serves a number of European markets with advanced and value-added engineered products, including extrusions and composites, automotive systems and components, platforms for rapid transit and high-speed rail vehicles as well as rolled products such as lithographic sheet and industrial plate. We have 11 rolled sheet and surface finished product plants and 26 engineered products plants operating in a total of 11 countries. In 2000, this segment fabricated 712 thousand tonnes of aluminum products, including conversion of customer-owned metal. Our strategic priorities for this operating segment include accelerating and maximizing the synergies resulting from the merger with algroup, enhancing our product mix by drawing on the greater capabilities of the new combined assets and technologies, continuing our programs to achieve manufacturing excellence by transferring best practices and technology, both within this segment and with our other three segments, and aggressively pursuing internal and external growth opportunities.

PACKAGING

     Our packaging operating segment is one of the world's largest specialty packaging groups and ranks among the leaders in supplying most consumer packaging markets including the food, pharmaceutical, cosmetic, personal care and tobacco sectors. This segment offers a variety of packaging solutions based on plastics, paperboard, aluminum, glass and other materials. We have 22 food flexible and foil plants in Europe, 11 food flexible and foil plants in the Americas and Asia, 43 pharmaceutical, cosmetic and personal care plants and 9 specialty packaging plants. Our strategic priorities for this operating segment include reorganizing the manufacturing systems at our European foil-rolling and conversion operations to achieve greater efficiencies and shorter lead times, and capitalizing on growth opportunities created by the enhanced product ranges, broader distribution systems and new customer relationships resulting from the merger.

OPERATING SEGMENT REVIEW

     The following summary table presents our EBITDA by operating segment for the third and fourth quarters of 2000, the fourth quarter of 1999 and the full years of 2000 and 1999. Results for the fourth quarter of 2000 include those of algroup. EBITDA is comprised of earnings before interest, taxes, depreciation and amortization and is used by us as a key measure of segment financial performance.

                                                FOURTH            FULL          THIRD
                                               QUARTER            YEAR         QUARTER
                                             ------------    --------------    -------
                                             2000    1999    2000     1999      2000
                                             ----    ----    -----    -----    -------
EBITDA ($ millions; unaudited)
Primary metal............................    298     207       994      557      194
Aluminum fabrication, Americas & Asia....     47      87       296      349       95
Aluminum fabrication, Europe.............     54      45       164      144       33
Packaging................................     48      12        73       43        9
                                             ---     ---     -----    -----      ---
EBITDA from operating segments...........    447     351     1,527    1,093      331

OTHER DEVELOPMENTS

     In January 2001, we acquired the remaining 30% interest in the Gove alumina refinery and related bauxite mine in Australia at a cost of $362 million, subject to certain post-closing adjustments which could require the payment of additional amounts up to $30 million. As a result of this transaction, we now own 100% of these assets. The refinery has a total annual capacity of 1.8 million tonnes of low-cost alumina and has significant low-cost expansion potential.

     In February 2001, we announced that we are in preliminary discussions regarding the sale of our bauxite and alumina operations in Jamaica. Our Jamaican operations have a total annual capacity of 1.2 million tonnes of alumina, as well as related bauxite reserves and active mine sites.

                                USE OF PROCEEDS

     We will use the net proceeds from the sale of the Debentures Due 2011 and the Debentures Due 2031 (collectively, the "Debentures") to repay debt outstanding under bank credit facility borrowings and commercial paper borrowings issued at variable interest rates. The proceeds of such indebtedness were used for general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth in summary form our capitalization as of December 31, 2000 and as adjusted on a pro forma basis to reflect the issuance of the Debentures and the application of the net proceeds thereof as set forth under "Use of Proceeds".

                                                                AT DECEMBER 31, 2000
                                                               ----------------------
                                                               ACTUAL     AS ADJUSTED
                                                               -------    -----------
                                                                   (IN MILLIONS)
Short-term borrowings......................................    $ 1,080      $ 1,080
Debt maturing within one year..............................        333          333
Debt not maturing within one year
  (other than the Debentures)..............................    $ 3,195      $ 2,405
Debentures offered hereby..................................         --          800
  Total Debt not maturing within one year..................    $ 3,195      $ 3,205
                                                               -------      -------
Total shareholders' equity.................................      9,027        9,027
Total capitalization.......................................    $13,635      $13,645

                         DESCRIPTION OF THE DEBENTURES

GENERAL

     The Debentures Due 2011 and the Debentures Due 2031 are each an issue of the Securities described in the prospectus that follows. The Debentures Due 2011 and the Debentures Due 2031 will each be issued as a separate series of Securities under an Indenture dated as of May 15, 1983, as supplemented (as so supplemented, the "Indenture"), between the Company and Bankers Trust Company, as Trustee (the "Trustee"). The Debentures Due 2011 are limited to $400,000,000 in aggregate principal amount and the Debentures Due 2031 are limited to $400,000,000 in aggregate principal amount. The Debentures Due 2011 will mature on March 15, 2011 and the Debentures Due 2031 will mature on March 15, 2031. In addition to the Debentures, we may issue from time to time other series of Securities under the Indenture consisting of notes, debentures or other evidences of indebtedness. Such other series will be separate from and independent of the Debentures. The Debentures are the thirteenth and fourteenth series of Securities to be issued under the Indenture. The following description of the terms of the Debentures supplements and modifies the description of the general terms of the Securities set forth in the prospectus, which we request that you read.

     We may, without the consent of the holders of the Debentures, issue additional Debentures having the same ranking and the same interest rate, maturity and other terms as the Debentures. Any additional Debentures having such similar terms, together with the Debentures, will constitute a single series of Debentures under the Indenture.

PAYMENT OF PRINCIPAL AND INTEREST

     We will pay interest on the Debentures at the rate set forth on the cover page of this prospectus supplement on March 15 and September 15. The first interest payment date is September 15, 2001. Interest will accrue on the Debentures from March 23, 2001.

     We will wire principal and interest payments to the nominee of The Depository Trust Company, New York, New York ("DTC") as registered owner thereof. We and the Trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we and the Trustee will have no direct responsibility or liability to pay amounts due on the securities to owners of beneficial interests in the global securities.

     It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payment by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in "street name." However, these payments will be the responsibility of the participants and not of DTC, the Trustee, or us.

OPTIONAL REDEMPTION FEATURE

     We may redeem the Debentures in whole or in part, at our option at any time, on not less than 30 or more than 60 days' notice mailed to registered Holders of the Debentures (see "Book-Entry Only Form and Procedures"), at a redemption price equal to the greater of:

     -  100% of the principal amount of the Debentures to be redeemed; or

     - the sum of the present values of the Remaining Scheduled Payments discounted to the redemption date on a semiannual basis at the Treasury Rate plus 20 basis points in the case of the Debentures Due 2011 and 25 basis points in the case of Debentures Due 2031, together with accrued interest on the principal amount being redeemed to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date for the Debentures of each series, (a) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical releases designated "H. 15(5 19)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Final Maturity Date of the Debentures of such series, yields for the two published Maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (b) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the third business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Debentures. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Company.

     "Comparable Treasury Price" means, with respect to any redemption date (a) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (b) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer as of 5:00 p.m., New York City time, on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means (1) each of Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation, RBC Dominion Securities Corporation, Salomon Smith Barney Inc., Scotia Capital (USA) Inc., CIBC World Markets Corp. and TD Securities (USA) Inc., and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the Company.

     "Remaining Scheduled Payments" means, with respect to each Debenture to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that if such redemption date is not an interest payment date with respect to such Debenture, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Debentures or any portion thereof called for redemption. On or before any redemption date, the Company shall deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the Debentures to be redeemed on such date. If less than all the Debentures are to be redeemed, the Debentures to be redeemed shall be selected by the Trustee by such method as the Trustee shall deem fair and appropriate.

BOOK-ENTRY ONLY FORM AND PROCEDURES

     We will issue the Debentures Due 2011 and the Debentures Due 2031 in book-entry only form, which means that they will be represented by one or more permanent global certificates registered in the name of DTC, or its nominee. We will refer to this form here as "book-entry only."

     One or more global securities will be issued to DTC or its nominee. DTC will keep a computerized record of its participants (for example, your broker) whose clients have purchased the securities. The participant would then keep a record of its clients who purchased the securities. A global security may not be transferred, except that DTC, its nominees and their successors may transfer an entire global security to one another.

     Under book-entry only, we will not issue certificates to individual holders of the Debentures or register the ownership interests in the Debentures of such individual holders. Beneficial interests in global securities will be shown on, and transfers of interests in the global securities will be made only through, records maintained by DTC and its participants.

     DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants' accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

     DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     Debentures represented by a global security would be exchangeable for Debenture certificates with the same terms in authorized denominations only if:

     (i) DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law; or

     (ii) we instruct the Trustee that the global security is now exchangeable; or

     (iii)  an event of default has occurred and is continuing.

                             UNITED STATES TAXATION

     Interest on the Debentures will constitute income from sources outside the United States. With certain exceptions, interest will be treated separately, together with other items of "passive" or "financial services" income, as applicable, for purposes of computing the foreign tax credit allowable under the United States federal income tax laws.

     In general, the United States federal income tax rules regarding backup withholding of tax and information reporting to the Internal Revenue Service will apply with respect to the Debentures.

                                  UNDERWRITERS

     The Underwriters named below have severally agreed to purchase the Debentures from us according to the terms of an underwriting agreement dated March 20, 2001 in the following amounts:

                                                     PRINCIPAL     PRINCIPAL
                                                     AMOUNT OF     AMOUNT OF
                                                    DEBENTURES    DEBENTURES
                       NAME                          DUE 2011      DUE 2031
                       ----                         ----------    ----------
Morgan Stanley & Co. Incorporated................. $200,000,000  $200,000,000
Credit Suisse First Boston Corporation............   52,000,000    52,000,000
RBC Dominion Securities Corporation...............   36,000,000    36,000,000
Salomon Smith Barney Inc..........................   36,000,000    36,000,000
Scotia Capital (USA) Inc..........................   36,000,000    36,000,000
CIBC World Markets Corp...........................   20,000,000    20,000,000
TD Securities (USA) Inc...........................   20,000,000    20,000,000
                                                   ------------  ------------
  Total........................................... $400,000,000  $400,000,000
                                                   ============  ============

     If all of the conditions under the underwriting agreement have been met, the Underwriters will purchase all of the Debentures if any are purchased.

     The Underwriters will offer the Debentures to the public initially at the respective offering prices set forth on the cover page of this prospectus supplement. They will also offer the Debentures to certain dealers at such price less a concession not in excess of .400% of the principal amount in the case of the Debentures Due 2011 and .500% of the principal amount in the case of the Debentures Due 2031. The Underwriters may allow, and dealers may reallow, a concession not in excess of .250% of the principal amount in the case of the Debentures Due 2011 and .250% of the principal amount in the case of the Debentures Due 2031 on sales to certain other dealers. After the initial public offering, the public offering price and concessions may be changed by the Underwriters.

     The Debentures are each a new issue of securities with no established trading market. The Underwriters have advised us that they presently intend to act as market makers for the Debentures. However, the Underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Debentures.

     In order to facilitate the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Debentures. Specifically, the Underwriters may over-allot, which involves selling more Debentures than they are obligated to purchase under the underwriting agreement, creating a short position. In addition, to cover any over-allotments or to stabilize the price of the Debentures, the Underwriters may bid for, and purchase, Debentures in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Debentures in this offering, if the syndicate repurchases our previously distributed Debentures in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Debentures above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus Supplement and the accompanying Prospectus. We are offering to sell the Debentures, and seeking offers to buy the Debentures only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus Supplement and the accompanying Prospectus is accurate only as the date of this Prospectus Supplement and the date of the accompanying Prospectus, regardless of the time of delivery of this Prospectus Supplement or any sales of the Debentures. In this Prospectus Supplement and the accompanying Prospectus, the "Company," "we," "us" and "our" refer to Alcan Inc.

     Certain of the underwriters and their respective affiliates have, from time to time, performed various investment or commercial banking and financial advisory services for us in the ordinary course of business.

     We have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. We will also pay offering expenses estimated to be $360,000.

     We will use a portion of the net proceeds of the sale of the Debentures to repay indebtedness under the revolving credit facility that we owe to the underwriters or their affiliates. Since more than 10% of the net proceeds of the offering will be used to repay indebtedness that we owe to the underwriters, our offering will be made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules.

                                 LEGAL OPINIONS

     Each of Serge Fecteau, Director of Legal Services, Corporate of Alcan Inc. and Milbank, Tweed, Hadley & McCloy LLP, New York, New York will issue an opinion about the validity of the Debentures. Davis Polk & Wardwell, New York, New York will issue an opinion on certain legal matters for the underwriters.

PROSPECTUS

                                                                            LOGO

                                   ALCAN INC.

                                  $800,000,000

                                DEBT SECURITIES

                                      and

                               EQUITY SECURITIES

                            ------------------------

Alcan Inc. intends to offer at one or more times debt securities and equity securities with a total offering price not to exceed $800,000,000. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

                            ------------------------

Neither the SEC nor any state securities commission has approved or disapproved or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

March 20, 2001

                               TABLE OF CONTENTS

About this Prospectus.............      2
Where You Can Find More
  Information.....................      2
The Company.......................      3
Use of Proceeds...................      3
Ratios Of Earnings To Fixed
  Charges And Earnings To Combined
  Fixed Charges And Preferred
  Stock Dividends.................      4
Description of Debt Securities....      4
Description of Share Capital......     10
Tax Consequences..................     13
Experts...........................     14
Legal Opinions....................     15
Plan of Distribution..............     15
Forward Looking Statements........     15

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf " registration process. Under this shelf process, we may, from time to time, sell any combination of the following securities described in this prospectus in one or more offerings with a total offering price not to exceed $800,000,000:

-    debt securities;

-    preference shares;

-    common shares; and

- warrants, rights or other securities exchangeable for or convertible into equity securities.

     The common shares and the preference shares are referred to as the equity securities; the equity securities and the debt securities are referred to as the securities.

     This prospectus provides you with a general description of the debt securities and the equity securities. Each time we sell the debt securities and the equity securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information in this prospectus. The information in this prospectus is accurate as of March 20, 2001. Unless otherwise stated in the prospectus supplement, an application will be made to the New York Stock Exchange to list any common shares relating to this prospectus. Please carefully read both this prospectus and any prospectus supplement together with additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION".

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public over the Internet at the SEC's web site at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we filed with the SEC and our future filings with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we or any underwriters sell all of the debt securities and the equity securities:

-    Annual Report on Form 10-K for the year ended December 31, 1999;

- Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2000; and

- Current Reports on Form 8-K and 8-K/A dated April 20, 2000, April 26, 2000, June 2, 2000, August 30, 2000, September 27, 2000, October 27, 2000,
     December 4, 2000, December 21, 2000, January 11, 2001, February 20, 2001 and February 26, 2001.

     You may request a copy of these filings at no cost, by writing or calling us at the following address:

     Alcan Inc.
     1188 Sherbrooke Street West
     Montreal, Quebec, Canada H3A 3G2
     (514) 848-8000
     Attention: Secretary

     You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.

     We are not making an offer of the securities in any state where the offer is not permitted. Unless otherwise stated in the prospectus supplement, we have not qualified the securities for sale under the securities laws of any Province or Territory of Canada and the securities are not being and may not be offered or sold in Canada in violation of the securities laws of any Province or Territory of Canada. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

     We are a Canadian corporation. Most of our directors and officers, as well as the experts named in this prospectus, are not citizens or residents of the United States and all or a substantial part of the assets of these individuals may be located outside the United States. Also, a large part of our assets are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these individuals or to realize against them or us within the United States upon judgments of courts of the United States predicated upon civil liabilities under the Securities Act of 1933. Serge Fecteau, Director of Legal Services, Corporate of Alcan Inc., our Canadian counsel, has advised us, however, that the civil liability provisions of that Act may be enforced in original actions taken in the Province of Quebec against us or any such individual, but judgments of United States courts predicated on such provisions will not be enforceable in the Province of Quebec unless they meet the requirements for the recognition and enforcement of foreign judgments under the Civil Code of Quebec.

                                  THE COMPANY

     We are a Canadian corporation which, together with our subsidiaries, related companies and joint ventures, is engaged, on an international scale, in most aspects of the aluminum and specialty packaging business.

     Our operations include:

-    the mining and processing of bauxite, the basic aluminum ore;

-    the refining of bauxite into alumina;

-    the generation of electricity for use in smelting aluminum;

-    the smelting of aluminum from alumina;

-    the recycling of used and scrap aluminum;

- the fabrication of aluminum, aluminum alloys and non-aluminum materials into semi-finished and finished products;

- the production and conversion of specialty packaging and packaging products for many industries including the food, pharmaceutical, cosmetic, personal care and tobacco sectors;

- the distribution and marketing of aluminum, non-aluminum and packaging products; and

- in connection with our aluminum operations, the production and sale of industrial chemicals.

     We operate our business internationally and we:

-    have bauxite holdings in six countries;

-    produce alumina in five countries;

-    smelt primary aluminum in seven countries;

-    operate aluminum fabricating plants in 16 countries;

-    have packaging facilities in 14 countries;

- have sales outlets and maintain warehouse inventories in the larger markets of the world;

- operate a global transportation network that includes freight trains, bulk cargo vessels and port facilities; and

-    employ 53,000 people and have operations in 40 countries.

     Our principal executive offices are located at 1188 Sherbrooke Street West, Montreal, Quebec, Canada H3A 3G2, and our telephone number is (514) 848-8000.

                                USE OF PROCEEDS

     Except as otherwise described in the prospectus supplement relating to an offering of securities, the net proceeds we will receive from the sale of the securities will be used for general corporate purposes. Funds that will not be used immediately for such purposes may be invested in short-term obligations.

 RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

     The following table shows our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods indicated:

                              NINE
                             MONTHS
                              ENDED
                             SEPTEM-            YEAR ENDED DECEMBER 31,
                             BER 30,   -----------------------------------------
                              2000     1999   1998   1997(4)   1996(4)   1995(4)
                             -------   ----   ----   -------   -------   -------
Ratio of Earnings to
  Fixed Charges(1)(2)(3)...   8.08     5.88   5.87    7.13      5.37      4.78
Ratio of Earnings to
  Combined Fixed
  Charges and
  Preferred Stock
  Dividends(1)(2)(3)          7.21     5.30   5.23    6.30      4.57      4.09

---------------

(1) The ratio of earnings to fixed charges is determined by dividing fixed charges (including capitalized interest) into income before fixed charges (excluding capitalized interest) and income taxes, eliminating undistributed income of less than 50% owned persons. The ratio of earnings to combined fixed charges and preferred stock dividends is determined by dividing the sum of fixed charges (including capitalized interest) and preferred stock dividends into income before fixed charges (excluding capitalized interest) and income taxes, eliminating undistributed income of less than 50% owned persons. Fixed charges consist of interest expenses and amortization of debt discount and expense and premium and that portion of rental payments which is considered as being representative of the interest factor implicit in our operating leases. Preferred stock dividend requirements are computed by increasing dividends on preferred and preference stocks by an amount representing the pre-tax earnings which would be required to cover such dividend requirements.

(2) The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2000 were 5.54 and 5.07, respectively, based on our audited consolidated financial statements which have not yet been filed with the Securities and Exchange Commission.

(3) The ratios shown above were prepared in accordance with generally accepted accounting principles in Canada. The following table shows our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods indicated prepared in accordance with generally accepted accounting principles in the United States.

                        NINE
                       MONTHS
                        ENDED
                       SEPTEM-            YEAR ENDED DECEMBER 31,
                       BER 30,   -----------------------------------------
                        2000     1999   1998   1997(4)   1996(4)   1995(4)
                       -------   ----   ----   -------   -------   -------
Ratio of Earnings to
  Fixed Charges......   8.02     5.85   6.01    7.13      5.42      4.92
Ratio of Earnings to
  Combined Fixed
  Charges and
  Preferred Stock
  Dividends..........   7.16     5.26   5.35    6.29      4.61      4.21

   The ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2000 were 5.50 and 5.03, respectively, based on our audited consolidated financial statements which have not yet been filed with the Securities and Exchange Commission .

(4) Ratios for the years 1995-1997 have been restated to reflect financial statement reclassifications made in 1998.

     For further information regarding differences between Canadian and United States generally accepted accounting principles, see Note 5 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, which is incorporated herein by reference.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities covered by this prospectus will be issued in one or more series under an Indenture dated as of May 15, 1983, as supplemented (as supplemented, the "Indenture"), between us and Bankers Trust Company, as Trustee. We have summarized selected provisions of the Indenture below. This is a summary and is not complete. You should read the Indenture we filed as an exhibit to the registration statement. In the summary below, we have included references to section numbers of the Indenture so that you can easily locate the summarized provisions. Capitalized terms used in the summary have the meanings specified in the Indenture.

GENERAL PROVISIONS

     The Indenture does not limit the amount of debt securities we may issue under the Indenture or otherwise. The prospectus supplement relating to any series of the debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

-    the designation of the debt securities;

-    the total principal amount of the debt securities;

- the percentage of the principal amount at which the debt securities will be issued;

-    the date or dates on which the debt securities will mature;

- the rate or rates, if any, per year at which the debt securities will bear interest, or the method of determination of such rate or rates;

- the times on which the interest, if any, on the debt securities will be payable;

-    provisions for a sinking, purchase or other similar fund, if any;

- the date or dates, if any, after which the debt securities may be redeemed at our option or the option of the holder and the redemption price or prices; and

- any other terms of the debt securities that are not inconsistent with the provisions of the Indenture.

     The Indenture provides that debt securities of a single series may be issued at various times, with different maturity dates and may bear interest at different rates. Principal, premium, if any, and interest, if any, will be payable, and the debt securities offered will be transferable, at the corporate trust office of Bankers Trust Company, as registrar and paying agent (the "Paying Agent"), in New York, New York. The payment of interest, if any, may be made at our option by us mailing a check to the person entitled to receive the interest at the address listed in the debt security register. (Section 3.1)

     The debt securities will be unsecured and will rank equally with all of our other unsecured and unsubordinated indebtedness.

     The Indenture does not limit other indebtedness or securities which we may issue and contains no financial or similar restrictions on us except as described below.

FORM AND EXCHANGE

     We will normally issue the debt securities in book-entry only form, which means that they will be represented by one or more permanent global certificates registered in the name of The Depository Trust Company, New York, New York ("DTC"), or its nominee. We will refer to this form here and in the prospectus supplement as "book-entry only."

     Alternatively, we may issue the debt securities in certificated form registered in the name of the holder. Under these circumstances, holders may receive certificates representing the debt securities. Debt securities in certificated form will be issued only in increments of $1,000 and multiples of $1,000 and will be exchangeable without charge except for reimbursement of taxes or other governmental charges, if any. We will refer to this form in the prospectus supplement as "certificated."

BOOK-ENTRY ONLY PROCEDURES

     The following discussion pertains to debt securities that are issued in book-entry only form.

     One or more global securities would be issued to DTC or its nominee. DTC would keep a computerized record of its participants (for example, your broker) whose clients have purchased the securities. The participant would then keep a record of its clients who purchased the securities. A global security may not be transferred, except that DTC, its nominees and their successors may transfer an entire global security to one another.

     Under book-entry only, we will not issue certificates to individual holders of the debt securities. Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants.

     DTC has provided us with the following information. DTC is:

-    a limited-purpose trust company organized under the New York Banking Law;

-    a "banking organization" within the meaning of the New York Banking Law;

-    a member of the United States Federal Reserve System;

- a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

- a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934.

     DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants' accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

     DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

     DTC is owned by a number of its Direct Participants and by the New York Stock Exchange,

Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

     We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we and the Trustee will have no direct responsibility or liability to pay amounts due on the securities to owners of beneficial interests in the global securities.

     It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records as of the record date for such payment. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in "street name." However, these payments will be the responsibility of the participants and not of DTC, the Trustee, or us.

     Debt securities represented by a global security would be exchangeable for debt securities certificates with the same terms in authorized denominations only if:

- DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law; or

-    we instruct the Trustee that the global security is now exchangeable; or

-    an event of default has occurred and is continuing.

LIMITATIONS ON LIENS

     We have agreed that we will not, nor will we permit any Subsidiary to, mortgage, hypothecate, charge, pledge, or otherwise encumber (collectively referred to as "mortgages") any of our Principal Properties or the capital stock or Funded Indebtedness of any Subsidiary which owns a Principal Property, to secure any Indebtedness, without securing the debt securities equally and ratably with, or prior to, such Indebtedness.

     This covenant has certain exceptions which permit, among other things:

-    the giving or assumption of any Purchase Money Mortgage;

- any mortgage given by a Subsidiary to us or any other Subsidiary so long as the mortgage will be held for our benefit or for the benefit of a Subsidiary;

- mortgages on property, capital stock or Indebtedness of a corporation existing at the time the corporation becomes a Subsidiary;

- mortgages in favor of Canada or the United States or any Province or State thereof, or any department, agency, or instrumentality or political subdivision of Canada or the United States, to secure certain payments or other obligations;

- the sale or other transfer of production payments, mineral payments, ore payments and similar arrangements unless we or a Subsidiary have personally assumed or become generally liable for any Indebtedness in connection with the sale or transfer; and

- any extension, renewal or replacement, or successive extensions, renewals or replacements, in whole or in part of any mortgage permitted above, so long as the principal amount of Indebtedness secured will not exceed the principal amount of Indebtedness secured at the time of the extension, renewal or replacement, and that the extension, renewal or replacement will be limited to all or part of the property which secured the mortgage that was extended, renewed or replaced.

     In addition to these exceptions, we and our Subsidiaries may create or assume mortgages without equally and ratably securing the debt securities (mortgages which have been created or assumed being referred to as "Basket Mortgages"), so long as at the time of and after giving effect to such creation or assumption, the total amount of all Indebtedness secured by our Basket Mortgages less any Indebtedness concurrently retired plus the total amount of Attributable Debt in respect of certain sale and leaseback transactions (as defined in the Indenture) existing at the time do not exceed 10% of consolidated shareholders' equity as of a date not more than 135 days prior to such time. (Section 3.6)

CERTAIN DEFINITIONS

     "Attributable Debt" means the present value of rents during the remaining term of leases.

     "Indebtedness" means:

-    all indebtedness for the repayment of money borrowed;

- all liabilities under leases which must be capitalized under generally accepted accounting principles in Canada on the lessee's balance sheet; and

- all guarantees, endorsements, assumptions and other contingent obligations in respect of such indebtedness or liabilities.

     "Funded Indebtedness" means Indebtedness which matures by its terms or is renewable by the borrower to a date more than one year after the date of its original creation, assumption or guarantee.

     "Principal Property" means any mineral property, smelter, refinery, mill, fabricating plant or similar processing or manufacturing facility, or any electric generating plant of ours or any of our Subsidiaries constituting the primary source of power for any such facility, located in the United States or Canada and having a net book value of more than 0.5 percent of Consolidated Net Tangible Assets, unless our Board of Directors by resolution declares that the property, plant or facility is not important to our business as a whole. Principal Property may also include similar property we have designated to which we have applied the proceeds of sale and leaseback transactions.

     "Consolidated Net Tangible Assets" means (1) the total of all assets, including assets leased under capital lease obligations (less depreciation, obsolescence, amortization, valuation and other proper reserves), which in accordance with generally accepted accounting principles in Canada would appear on the asset side of our consolidated balance sheet as of a date not more than 135 days preceding the date on which Consolidated Net Tangible Assets are to be determined, after eliminating (A) franchises, licenses, permits, patents, patent applications, copyrights, trade names, goodwill, organizational expenses and other like intangibles and (B) unamortized debt discount and expense, less (2) the total of all consolidated current liabilities which would appear on the liability side of the balance sheet, as determined in accordance with generally accepted accounting principles in Canada.

     "Subsidiary" means any corporation of which we or one or more of our Subsidiaries owns at least a majority of the outstanding voting stock .

     "Purchase Money Mortgage" means any hypothec, mortgage, lien, pledge, security interest or other encumbrance (including conditional sale agreements or other title retention agreements or capital leases) upon property that has been or is to be acquired, constructed or improved by us or a Subsidiary and created prior to, contemporaneously with, or within six months after, the acquisition or the completion of the construction or improvement to secure the amount of the purchase price of the property or the cost of the construction or improvement, or any part thereof, or any hypothec, mortgage, lien, pledge, security interest or other encumbrance existing on the property at the time of the acquisition, whether the obligations secured are payable to the person from whom such property is acquired or otherwise.

LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

     Neither we nor any Subsidiary owning a Principal Property may enter into any Sale and Leaseback Transaction (which excludes leases expiring within three years of making, leases between us and a Subsidiary or between Subsidiaries and any lease of part of a Principal Property, which has been sold, for use in connection with the winding up or termination of the business conducted on such Principal Property) unless:

     - we or any of our Subsidiaries could create or assume a mortgage on the Principal Property to be leased without equally and ratably securing the debt securities by reason of one of the exceptions described under "Limitation on Liens";

     - immediately prior to entering into such arrangement, we or a Subsidiary could create a mortgage on the Principal Property securing Indebtedness in an amount equal to the Attributable Debt relating to the particular Sale and Leaseback Transaction without equally and ratably securing the debt securities; or

     - an amount equal to the net proceeds of the sale of the property leased is applied to the retirement, otherwise than by payment at maturity or pursuant to mandatory sinking fund requirements, of the debt securities or other Funded Indebtedness of ours or of a Subsidiary ranking on a parity with the debt securities or to the purchase, improvement or construction of Principal Properties. (Section 3.8)

CONSOLIDATION OR MERGER

     We may consolidate or merge with any other corporation or transfer all or substantially all of our assets to any other person provided that:

     - we are not in default under any covenant or provision under the Indenture, and

     - the person or successor corporation expressly assumes our obligations under the Indenture by supplemental indenture satisfactory to the Trustee. (Section 9.1)

     Unless otherwise indicated in the prospectus supplement, certain of the covenants described above would not necessarily afford holders of debt securities protection in the event we were involved in a highly leveraged transaction, such as a leveraged buyout.

EVENTS OF DEFAULT, WAIVER, AND NOTICE

     "Event of Default" means, with respect to any series of debt securities, any of the following:

     - failure to pay interest on that series of debt securities for 30 days after payment is due;

     - failure to pay principal and premium, if any, on that series of debt securities when due either at maturity, upon redemption, by declaration or otherwise;

     - failure to perform any other covenants or agreements in the Indenture for 90 days after we are given notice of the failure; and

     - certain events of bankruptcy, insolvency and reorganization relating to us. (Section 5.1)

     The Trustee may withhold notice to the holders of debt securities of any default, except a default in payment of principal of or interest or premium on the debt securities, if the Trustee considers it in the interest of the holders of the debt securities to do so. (Section 5.11)

     The Indenture provides that:

     - if an Event of Default due to the default in the payment of principal, interest or premium, if any, on, or in the performance of any other of the covenants or agreements in the Indenture affecting any series of debt securities occurs and continues, the Trustee or holders of 25% of the principal amount outstanding of that series of debt securities may declare the principal of all that series of debt securities to be due and payable immediately, and

     - if an Event of Default resulting from certain events of bankruptcy, insolvency and reorganization occurs and continues, the Trustee or the holders of 25% of the principal amount outstanding of all debt securities may declare the principal of all debt securities to be due and payable immediately.

     Under certain conditions such declarations may be rescinded and past defaults may be waived, except defaults in payment of principal of or interest or premium on the debt securities, by the holders of a majority of that series of debt securities then outstanding, or of all series, as the case may be. (Section 5.1)

     The holders of a majority in principal amount of the debt securities of any and all series affected and then outstanding, each voting as a separate class, have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee. This right is subject to certain exceptions and provided that the holders of the debt securities have offered to the Trustee reasonable indemnity against expenses and liabilities. (Sections 5.9 and 6.2)

     We are required to file with the Trustee an annual certificate as to the absence of certain defaults under the Indenture. (Section 3.5)

DEFEASANCE AND COVENANT DEFEASANCE

     We may elect either:

- to be discharged from all of our obligations with respect to the debt securities under the Indenture, except for the obligations to register the transfer or exchange of the debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of the debt securities and to hold moneys for payment in trust ("defeasance"), or

- to be discharged from all of our obligations with respect to the debt securities under certain sections of the Indenture, including the restrictions set forth in "Limitation on Liens" and "Limitations on Sale and Leaseback Transactions" above ("covenant defeasance").

     In order for us to exercise either defeasance or covenant defeasance, we must deposit with the Trustee, in trust for such purpose, money and/or U.S. Government Obligations which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of and interest on such debt securities not later than one day before the scheduled due dates. A trust may only be established if, among other things, we have delivered to the Trustee an opinion of counsel to the effect that the holders of the debt securities:

- will not recognize income, gain or loss for federal income tax purposes as a result of defeasance or covenant defeasance, and

- will be subject to federal income tax on the same amount, in the same manner and at the same time as would have been the case if such defeasance or covenant defeasance had not occurred.

     In the case of defeasance, the opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after July 15, 1989. (Sections 13.1 through 13.4)

MODIFICATION OF THE INDENTURE

     Under the Indenture our rights and the rights of the holders of debt securities may be changed. Certain changes to the rights of the holders of the debt securities in the Indenture or any Supplemental Indenture require the consent of the holders of not less than 66 2/3% in principal amount of the debt securities of all series affected by such change at the time outstanding. However, the following changes may not be made without the consent of each holder of the debt securities affected:

- extending the final maturity of any debt security, or reducing the principal amount thereof, including in the case of a discounted debt security the amount payable thereon in the event of acceleration or the amount provable in bankruptcy, or any redemption premium thereon, or reducing the rate or extending the time of payment of interest thereon, or impairing or affecting the right of any holder of debt securities to institute suit for the payment thereof or the right of repayment, if any, at the option of the holder, or

- reducing the stated percentage of holders necessary to modify the Indenture. (Section 8.2)

     We may enter into one or more supplemental indentures without the consent of any holder of debt securities:

-    to secure the debt securities;

- to evidence the succession to us of another corporation and the assumption by any such successor of our covenants contained in the Indenture and the debt securities;

- to add to the covenants contained in the Indenture and to add any additional Events of Default;

- to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision of the Indenture, or to make other provisions which do not adversely affect the interests of the holders of debt securities;

-    to establish the form or terms of debt securities of any series; and

- to evidence and provide for a successor Trustee under the Indenture for one or more series of debt securities and to provide for or facilitate the administration of the trusts under the Indenture by more than one Trustee. (Section 8.1)

CONSENT TO JURISDICTION

     We agree that any legal suit, action or proceeding brought by the Trustee or any holder of debt securities in connection with the debt securities or the Indenture may be instituted in any state or federal court in the City or State of New York.

REGARDING THE TRUSTEE

     Bankers Trust Company, Trustee under the Indenture, serves as a depositary of funds of, and performs services for, us and our Subsidiaries in the normal course of business and also makes loans to us and our Subsidiaries.

                          DESCRIPTION OF SHARE CAPITAL

PRESENT ISSUES

                            AUTHORIZED   OUTSTANDING*
                            ----------   ------------
Preference Shares,
  issuable in series......  unlimited
of which the following
  series are outstanding:
Floating Rate Cumulative
  Redeemable Preference
  Shares, Series C,
  1984....................  4,200,000      4,200,000
Floating Rate Cumulative
  Redeemable Preference
  Shares, Series C,
  1985....................  1,500,000      1,500,000
Cumulative Redeemable
  Preference Shares,
  Series E................  3,000,000      3,000,000
Common Shares.............  unlimited    317,921,113

* As at December 31, 2000

FUTURE ISSUES

     We may issue an unlimited number of additional common and preference shares from time to time upon approval by our Board of Directors for such consideration as the Board deems appropriate, without the need of further shareholder authorization. However, the Board is not allowed to create or issue any series of preference shares with voting rights, other than voting rights arising only in the event of non-payment of dividends, without the consent of the shareholders. The terms of any preference shares, including dividend rates, conversion and voting rights, if any, redemption prices and similar matters will be determined by the Board prior to issuance.

SUMMARY OF CERTAIN PROVISIONS OF THE PREFERENCE SHARES

- The holders of preference shares will be entitled to receive cumulative cash dividends at the following rates:

Series C, 1984 and 1985........ quarterly dividends in an amount determined by applying to Can. $25 per share one-quarter of the greater of (1) 72% of the average of the Canadian prime interest rates quoted by two major Canadian banks for stated periods, and (2) the lesser of 7.5% and the average of the Canadian prime interest rates quoted by two major Canadian banks for stated periods.

Series E....................... quarterly dividends in an amount determined by applying to Can. $25 per share one-quarter of 75% of the average of the Canadian prime interest rates quoted by two major Canadian banks for stated periods.

- The holders of preference shares are not entitled to vote at meetings of shareholders unless we fail to pay six quarterly dividends. Thereafter, so long as such dividends remain in arrears, the holders will be entitled, voting separately as a class, to elect two members of the Board of Directors.

- In the event that we liquidate, dissolve or wind up or distribute our assets among shareholders for the purpose of winding up our affairs, the holders of the preference shares will be entitled to receive, in preference to holders of the common shares, the sum of Can. $25 per share for Series C and E plus all accrued and unpaid dividends. Additionally, if such distribution is voluntary, an additional amount equal to the premium, if any, will be payable on redemption.

- The preference shares are redeemable at our option at Can. $25 per share plus all accrued and unpaid dividends.

- So long as any preference shares are outstanding and unless all dividends then payable on the preference shares have been declared and paid or set apart for payment, we will not (1) pay any dividends, other than stock dividends, or make any distributions on any shares ranking junior to the preference shares with respect to the payment of dividends or return of capital, (2) retire for value any shares ranking junior to the preference shares with respect to payment of dividends or return of capital, or (3) except in connection with the exercise of a retraction privilege, retire less than all of a series of preference shares.

                        SUMMARY OF CERTAIN PROVISIONS OF
                               THE COMMON SHARES

ATTRIBUTES

     The common shares are subject to the rights of the holders of the preference shares, as described above, and of any other senior securities issued in the future.

     The holders of the common shares are entitled to receive pro rata dividends, from time to time, as may be declared by the Board of Directors. They are entitled to one vote per share and have no preemptive, redemption or conversion rights. If we liquidate, dissolve or wind up or distribute our assets among the shareholders for the purpose of winding up our affairs, holders of the common shares will receive our assets pro rata, to the extent available after the payment of all our obligations and any required distribution to the holders of senior securities.

     The provisions of the Canada Business Corporations Act require that the amendment of certain rights of holders of any class of shares, including the common shares, must be approved by not less than two-thirds of the votes cast by the holders of such shares voting at a special meeting of the shareholders. A quorum for a special meeting of the holders of common shares is 40% of the common shares then outstanding. Therefore, it is possible for the rights of the holders of common shares to be changed other than by the affirmative vote of the holders of the majority of the outstanding common shares. In circumstances where the rights of holders of common shares may be amended, however, holders of common shares will have the right, under the Canada Business Corporations Act, to dissent from such amendment and require us to pay them the then fair value of their common shares.

     Shareholders are also entitled to rights and privileges under the shareholder rights plan ("Rights Plan") summarized below.

THE RIGHTS PLAN

     The Rights Plan is embodied in the Shareholder Rights Agreement ("Agreement") between us and CIBC Mellon Trust Company, as trustee ("Rights Agent") dated December 14, 1989, as amended and restated as of April 24, 1995 and April 22, 1999. The Rights Plan will remain in effect until May 1, 2008, unless terminated earlier. Capitalized terms used in this summary have the meanings specified in the Rights Plan.

     The Agreement provides that one right ("Right") to purchase additional securities, subject to the terms and conditions of the Agreement, has been issued for each common share ("Share") outstanding on and after December 14, 1989. Rights will likewise be issued until the Separation Time (as defined below) or until the termination of the Rights Plan.

     The Rights are not exercisable until the Separation Time. After the Separation Time, each Right entitles the holder to purchase from us one Share at the price of $200 per Share, or its equivalent in Canadian currency ("Exercise Price"), subject to adjustment as provided below.

     Until the Separation Time, or earlier termination or expiration of the Rights, the Rights are evidenced by the certificates for the Shares to which the Rights attach. The Rights are transferred with, and only with, the associated Shares. Furthermore, until the Separation Time, Share certificates issued will contain a notation incorporating the Agreement by reference.

     Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Shares as of the close of business at the Separation Time and, thereafter, the separate Rights Certificates alone will evidence the Rights. The Rights will separate and trade separately after the Separation Time.

     The Exercise Price and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution:

     - in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Shares,

     - upon the grant to shareholders of certain rights or warrants to subscribe for or purchase the Shares or convertible securities at less than 95% of the Market Price per Share, or

     - upon distribution to shareholders of evidences of indebtedness or assets, other than a Regular Periodic Cash Dividend or a dividend paid in Shares, or of rights or warrants, other than those referred to above.

     Subject to the prior consent of the holders of Voting Shares or Rights, as applicable, the Board acting in good faith may, at its option, at any time prior to the occurrence of a Flip-in Event, elect to redeem all the Rights at a redemption price of $0.01 per Right ("Redemption Price"), adjusted as set out in the Agreement. The Board may also, upon notice delivered to the Rights Agent, determine to waive the application of the provisions of the Flip-in Event section of the Agreement to a particular Flip-in Event, but only if such Flip-in Event would occur as a result of a Take-Over Bid made by way of the Take-Over Bid circular to all holders of Voting Shares of record. However, the waiver will automatically be deemed to be a waiver of the application of such provisions to any other Flip-in Event that would occur as a result of a Take-Over Bid made by means of a Take-Over Bid circular to all holders of Voting Shares of record prior to the expiration of any Take-Over Bid for which a waiver is granted.

     Furthermore, in the event that prior to the occurrence of a Flip-in Event a Person acquires outstanding Voting Shares, pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition, then the Board will immediately, upon the consummation of such acquisition, be deemed to have elected to redeem the Rights at the Redemption Price.

     Any Person who makes a Take-Over Bid in compliance with the provisions of a Permitted Bid or a Competing Permitted Bid will not become an Acquiring Person. The requirements of a Permitted Bid include the following:

- the Take-Over Bid, which may be for all or part of the Voting Shares, must be made to all holders, other than the Person making the Take-Over Bid;

- the Take-Over Bid must remain outstanding for a minimum period of 60 days after which period the Voting Shares may be taken up and paid for only if more than 50% of the Voting Shares held by Independent Shareholders have been tendered and not withdrawn;

- if more than 50% of the Voting Shares held by Independent Shareholders have been tendered and not withdrawn, a public announcement of this fact must be made and the Take-Over Bid must then remain open for an additional 10 Business Days.

-    A Competing Permitted Bid may proceed:

     -  if it is made before the expiration of the initial Permitted Bid;

     -  if it satisfies all the conditions of a Permitted Bid; and

     - provided that no Voting Shares will be taken up and paid for pursuant to the Take-Over Bid prior to the close of business on a date which is not earlier than the later of (A) the 60(th) calendar day following the date on which the earliest Permitted Bid which preceded the Competing Permitted Bid was made and (B) 21 calendar days after the date of the Take-Over Bid constituting the Competing Permitted Bid.

     We may, from time to time, amend the Agreement in order to correct a clerical or typographical error with the approval of the Rights Agent but without the consent of the holders of Rights or Voting Shares. We may also amend the Agreement in order to maintain the validity of the Agreement as a result of a change in applicable legislation or regulation so long as this change is approved by the Rights Agent and subsequently approved by the holders of Voting Shares or Rights, as applicable.

     Until a Right is exercised, the holder will have no rights as a shareholder including, without limitation, the right to vote or to receive dividends.

CERTAIN DEFINITIONS

     "Voting Shares" means the Shares and any other shares entitled to vote generally in the election of directors.

     "Separation Time" means the close of business on the tenth Business Day after the earliest of:

     -  the Stock Acquisition Date;

     - the date of the commencement of, or the first public announcement of the intent of any Person (other than a Person making a Permitted Bid or Competing Permitted Bid or the Corporation or any Subsidiary of the Corporation) to commence a Take-Over Bid (other than a Permitted Bid or a Competing Permitted Bid, as the case may be); and

     - the date on which a Permitted Bid or Competing Bid ceases to qualify as such or on such later day as the Board shall determine acting in good faith; provided that, if any such Take-Over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-Over Bid shall be deemed, for the purposes of this definition, never to have been made.

     "Flip-In Event" occurs when a Person becomes an Acquiring Person. Upon the occurrence of a Flip-In Event, each Right (except for Rights beneficially owned by an Acquiring Person, or a Person acting in concert with an Acquiring Person or certain transferees of an Acquiring Person, which Rights shall be void) shall constitute the right to receive from us (at the then current Exercise Price of the Right) Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price. For example, if at the time of the Flip-in Event, the Exercise Price is $200 and the Shares have a Market Price of $50, the holder of each Right will be entitled to receive $400 in market value of the Shares (8 Shares) for $200, i.e. at a 50% discount.

                                TAX CONSEQUENCES

CANADIAN TAXATION

     We have been advised by Hugh Berwick, Senior Tax Counsel of Alcan Inc., our Canadian tax counsel, of the following tax considerations under the laws of Canada and Quebec as currently in effect and under the current administrative practices of the Canadian and Quebec tax authorities:

     - there will be no non-resident withholding taxes payable under the laws of Canada in respect of the debt securities or the interest thereon if
        (1) the debt security is not part of a series more than 25% of the principal amount of which we may under any circumstances (other than default or illegality) be obligated to pay within five years from the date of issue, and (2) the beneficial owner of the debt security is a person with whom we deal at arm's length;

     - there will be no non-resident withholding taxes payable under the laws of Quebec in respect of the debt securities or any interest on the debt securities;

     - there will be no taxes on income or capital gains payable under the laws of Canada or of Quebec in respect of the debt securities or the interest on the debt securities by any owner who is not, and is not deemed to be, a resident of Canada and who does not, and is not deemed to, use or hold the debt securities in carrying on a business in Canada; and

     - there will be no estate taxes or succession duties imposed by Canada or Quebec in respect of the debt securities or any interest on the debt securities.

     The prospectus supplement will specify if any of these considerations are not applicable to a particular series of debt securities.

     Dividends paid on equity securities to shareholders residing in the United States will generally be subject to a 15% Canadian non-resident withholding tax.

     Provided the equity securities do not constitute taxable Canadian property to a shareholder, the shareholder will not be subject to tax in Canada or Quebec on a disposition (other than to us as described below) of an equity security.

     Generally, the equity securities will not be taxable Canadian property to a shareholder at a given date so long as such shareholder does not use or hold the equity securities in connection with carrying on a business in Canada and the shareholder, persons with whom such shareholder does not deal at arm's length, or the shareholder and such persons, have not owned, or had under any option, 25% or more of the issued shares of any class or series of our capital stock at any time within the five years preceding such date.

     A shareholder whose preference shares are redeemed will be deemed to have received a dividend equal to the amount, if any, that the redemption proceeds exceed the paid-up capital at the time of the share redemption; such a deemed dividend will be subject to withholding tax as described above.

     Prospective investors should contact their own tax advisers for specific advice relative to their particular tax situations.

UNITED STATES TAXATION

     The following discussion is based on the advice of Milbank, Tweed, Hadley & McCloy LLP with respect to the United States federal income tax laws presently in force. The discussion summarizes certain United States federal income tax consequences of an investment in the securities and assumes that the securities will be capital assets in the hands of holders. The accompanying prospectus supplement sets forth any additional United States federal income tax consequences applicable to particular securities. Prospective investors should consult their own tax advisers about the United States federal, state, local and foreign tax consequences to them of an investment in the securities.

     As used here, "U.S. holder" means:

     - a beneficial owner of securities that is a United States citizen or resident;

     -  a domestic corporation or partnership;

     - an estate the income of which is subject to United States federal income taxation regardless of its source;

     - a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

     - any other person with income from the securities that is effectively connected with a trade or business conducted through a fixed place of business in the United States.

     A debt security may bear original issue discount ("OID") to the extent that its stated redemption price at maturity exceeds its issue price. A U.S. holder generally must include OID in income on a yield to maturity basis over the term of the debt security. Interest and OID will be income from sources outside the United States.

     Special rules for debt securities with OID and debt securities purchased at a market discount or premium will be described in the applicable prospectus supplement.

     Cash dividends paid on the equity securities (plus the amount of any Canadian taxes withheld in respect of the dividend paid) generally will be includible in the gross income of a U.S. holder as ordinary income. Dividends paid in Canadian dollars will be includible in a United States dollar amount based on the exchange rate in effect on the date of receipt by the U.S. holder or the U.S. holder's agent. Canadian withholding tax on dividends will be eligible, subject to generally applicable limitations and conditions, for credit against a U.S. holder's federal income tax liability.

     A U.S. holder will recognize gain or loss on the sale or other disposition of securities. Gain or loss generally will equal the difference between a U.S. holder's tax basis in the securities and the amount realized (not including any amount attributable to accrued but unpaid interest, which will be treated as ordinary interest income) by the holder on the sale or other disposition. The gain or loss generally will be capital gain or loss, although certain short-term debt securities and debt securities with market discount are subject to special rules that will be described in the applicable prospectus supplement. Any gain recognized by a U.S. holder will be treated as United States source income. If we must redeem the preference shares after a specified period of time at a price higher than the issue price for such shares, a U.S. holder may be required to include such premium in income as a dividend over the period of time during which the shares cannot be redeemed.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon their authority as experts in auditing and accounting.

     The financial statements of Alusuisse Group Ltd incorporated in this prospectus by reference to our Current Report on Form 8-K/A dated December 21, 2000 have been so incorporated in reliance on the report of KPMG Fides Peat, independent accountants, given upon their authority as experts in auditing and accounting.

     The financial statements of Alusuisse-Lonza America Inc., as of December 31, 1998 and 1997 and for the years then ended, incorporated in this Prospectus by reference to our Current Report on Form 8-K/A dated December 21, 2000 (not appearing separately therein), except as they relate to ALA (Nevada) Inc., have been audited by PricewaterhouseCoopers LLP, independent accountants. The financial statements of ALA (Nevada) Inc., as of December 31, 1998 and 1997, and for the year ended December 31, 1998 and the period from April 10, 1997 to December 31, 1997, have been audited by KPMG Fides Peat, independent accountants. The financial statements of Alusuisse-Lonza America Inc. have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon their authority as experts in auditing and accounting.

     The financial statements of ALA (Nevada) Inc. incorporated in this prospectus by reference to our Current Report on Form 8-K/A dated December 21, 2000 (not appearing separately therein) have been so incorporated in reliance on the report, of KPMG Fides Peat, independent accountants, given upon their authority as experts in auditing and accounting.

                                 LEGAL OPINIONS

     Each of McCarthy Tetrault, Montreal, Quebec, Canada and Milbank, Tweed, Hadley & McCloy LLP, New York, New York has issued an opinion about the validity of the debt securities and equity securities. Davis Polk & Wardwell, New York, New York will issue an opinion on certain legal matters for the agents or underwriters.

                              PLAN OF DISTRIBUTION

     We may sell any series of securities:

-    through underwriters or dealers;

-    through agents; or

-    directly to one or more purchasers.

     The prospectus supplement will include:

-    the initial public offering price;

-    the names of any underwriters, dealers or agents;

-    the purchase price of the securities;

-    our proceeds from the sale of the securities;

- any underwriting discounts or agency fees and other underwriters' or agents' compensation;

-    any discounts or concessions allowed or reallowed or paid to dealers; and

-    the place and time of delivery of the securities.

     If underwriters are used in the sale, they will buy the securities for their own account. The underwriters may then resell the securities in one or more transactions, at any time or times at a fixed public offering price or at varying prices. The underwriters may change from time to time any fixed public offering price and any discounts or commissions allowed or re-allowed or paid to dealers.

     Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933. Any discounts or commissions that we pay them and any profit they receive when they resell the securities may be treated as underwriting discounts and commissions under that Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which they may be required to make.

     Underwriters, dealers and agents may engage in transactions with us or perform services for us in the ordinary course of business.

                           FORWARD LOOKING STATEMENTS

     This prospectus includes, and any prospectus supplement may include, statements which describe our objectives, projections, estimates, expectations or predictions of the future and may be "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "estimates," "anticipates" or the negative thereof or other variations thereon. We caution that, by their nature, forward-looking statements involve risk and uncertainty and that our actual results could differ materially from those expressed or implied in such forward-looking statements or could affect the extent to which a particular projection is realized.

     Important factors which could cause our actual performance to differ materially from projections or expectations included in forward-looking statements include those listed in this prospectus and the prospectus supplement, as well as global aluminum supply and demand conditions, aluminum ingot prices and changes in other raw materials costs and availability, cyclical demand and pricing within the principal markets for our products, changes in government regulations, particularly those affecting environmental, health or safety compliance, economic developments and other factors within the countries in which we operate or sell our products and other factors relating to our ongoing operations including, but not limited to, litigation, labor negotiations and fiscal regimes.

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